SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel approves Investment Policy

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and trade energy, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), hereby informs its shareholders and the market in general that, on this date, the Board of Directors approved the Company's Investment Policy (“Policy”).

The Policy was subject to analysis and approval by the Investment and Innovation Committee, which was instituted by the new Bylaws recently approved at the Extraordinary General Meeting of March 11, 2021, whose main purpose is to improve discipline in the allocation of capital, being a essential tool for the execution of the strategic guidelines of sustainable growth, generation of shareholder value and continuity of our energy business.

The Policy establishes the criteria for the selection, prioritization, evaluation, approval and monitoring of investments. Among the various aspects, the Policy segregates investment opportunities in three groups that will be prioritized as follows:

(i) Operating Investments: expansion of capacity and modernization of the assets of the Distribution, Transmission and Generation concessions, in addition to the continuity of existing businesses;

(ii) Strategic Investments: acquisition and development of new assets with an emphasis on brownfield opportunities and that provide operational synergies to the Company. Portfolio review and divestments are included; and

(iii) Investments in Innovation, where we highlight projects aimed at open innovation.

Such initiatives represent another step forward in strengthening Copel's Corporate Governance practices and are added to several other recent initiatives, such as the UNITs Program and the New Dividend Policy

Curitiba, March 17, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 17, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.